*AB 3/20

[redacted]

14048787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 44559

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 23rd Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcia Kucher — 212-421-1616
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name -- *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC
Mail Processing
Section
MAR 0 4 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DA 3/26/14

OATH OR AFFIRMATION

I, Nathan Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sunrise Securities Corp., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

MARCIA KUCHER, NOTARY PUBLIC
State of New York No. 03-4667377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sunrise Securities Corp.
Statement of Financial Condition
December 31, 2013

Sunrise Securities Corp.
Table of Contents
December 31, 2013

Page(s)

Independent Auditors' Report..........1

Financial Statement

Statement of Financial Condition..........2

Notes to Statement of Financial Condition..........3-9

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Sunrise Securities Corp.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2014

Sunrise Securities Corp.

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 491,675
Due from brokers	278,198
Securities owned, at fair value	6,753,542
Due from affiliate	1,738,052
Prepaid expenses and other assets	74,160
Total assets	$ 9,335,627
Liabilities and Shareholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 103,081
Due to affiliate	578,796
Total liabilities	681,877
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	30,745,089
Accumulated deficit	(22,388,339)
Total shareholder's equity	8,653,750
Total liabilities and shareholder's equity	$ 9,335,627

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

Sunrise Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). During 2013, the Company ceased to be a market maker on the OTC markets.

The Company provides financing and corporate financial advisory services to small to mid-sized companies. During the year, the Company also acted as an introducing broker to certain customers on a fully-disclosed basis. During the fourth quarter, the Company decided to conclude this line of business but still maintains cash balances with the clearing broker which it anticipates will be transferred to the Company during 2014.

2. Summary of Significant Accounting Policies

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis. Revenue and expenses related to underwriting and private placement activities are recognized on the offering date or when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized upon successful completion of the engagement or prorated over the term of the contracts depending on the terms of the arrangement.

Income Taxes
The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for individual tax purposes. The Company is subject to New York City corporation taxes.

Due from Brokers
Due from brokers consists of a clearing deposit and cash receivable on security transactions.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The sole shareholder is responsible for valuation policies and procedures and determining the fair value of investments. The sole shareholder has procedures in place to determine fair value of the Company's Level III investments. Such procedures are designed to assure that the applicable valuation approach is appropriate and that the values included in this financial statement are based on observable inputs when possible or that unobservable valuation inputs are reasonable.

The values assigned to investments are based on available information and do not necessarily represent amounts that might be realized had a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2013:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/13**
Equities	$ 5,658,000	$ 620,038	$ -	$ 6,278,038
Warrants	-	445,159	-	445,159
Other	-	30,345	$ -	30,345
	$ 5,658,000	$ 1,095,542	$ -	$ 6,753,542

Included in securities owned at December 31, 2013 are investments in two companies in the automotive and oil and gas industries whose fair values are $4,025,673 and $1,830,000, respectively.

The Company holds for investment purposes and holds or sells short for trading purposes equity securities issued by entities in diverse industries and of varying sizes. The Company may receive securities as compensation in connection with its business activities. At December 31, 2013, these investments are included in the statement of financial condition in securities owned.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments (continued)

The following summarizes changes in fair value of the Company's Level III assets for the year ended December 31, 2013.

Balance - beginning of year	$ 382,580
Realized and unrealized gains/losses	(382,550)
Securities transferred to Level II	(30)
Balance - end of year	$ -

3. Transactions with Related Parties

During 2013, the Company recorded management fees of $1,200,000 which were charged by an affiliate pursuant to an expense sharing arrangement. Such affiliate is wholly-owned by the sole shareholder of the Company.

During 2013, the Company recorded fees of $1,517,000 to an affiliate for consulting services rendered. This affiliate is wholly-owned by the sole shareholder of the Company.

During 2013, the sole shareholder contributed cash (net of withdrawals) of $1,315,494 to the Company and contributed securities with a fair value of $1,090,000.

During 2013, the Company sold certain securities to its sole shareholder at a nominal value which approximated fair value at the date of sale.

At December 31, 2013, $578,796 was due to an affiliate of the sole shareholder.

At December 31, 2013, there was an amount due from an affiliate wholly-owned by the sole shareholder in the amount of $1,738,052, due on demand and non-interest bearing.

4. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and there are currently no income tax returns under audit. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2010. Any interest and penalties determined to result from uncertain tax positions will be classified as interest and other expense.

At December 31, 2013, the Company had deferred tax assets consisting of the following components:

Net operating loss carryover	$ 1,794,000
Unrealized loss on investment securities owned	731,000
Charitable contribution carryover	116,000
	2,641,000
Valuation allowance	(2,641,000)
	$ -

At December 31, 2013, the Company has approximately $1,306,000 of charitable contribution carryovers that expire between 2013 and 2016 and approximately $20,276,000 of net operating loss carryovers which expire in years 2025 through 2033.

The change in the valuation allowance from 2012 amounts to an increase of $203,000.

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by this rule. At December 31, 2013, the Company had net capital of approximately $3,500,000 which exceeded its minimum capital requirement of $250,000 by approximately $3,250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customer cash or securities.

6. Off-Balance-Sheet-Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of the Company's investments due to market fluctuation. Unexpected volatility or illiquidity in the markets in which the Company holds positions could cause losses to be incurred.

Liquidity risk is the risk that the Company will not be able to sell investments quickly or at close to fair value.

The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations. The Company's securities owned are held in custodial accounts by its clearing broker.

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

7. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a Securities Investor Protection Corporation ("SIPC") member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

7. Recent Regulatory Developments (continued)

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

8. Subsequent Events

In preparing the statement of financial condition, the Company has evaluated subsequent events through the date it was issued.